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FORM 3                                            ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response.......  0.5
                                                  ------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Response)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Miller, III                     Lloyd                 I.
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   (Last)                            (First)              (Middle)

     4550 Gordon Drive
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                                    (Street)

     Naples                          FL                      34102
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     May 16, 2002
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Key Technology, Inc. - KTECP
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

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________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).
                                                                          (Over)
                                                                  SEC 1473(7/96)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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Series B Convertible      Immed.    7/12/05         Common Stock           21,053(1)   1 for 2/3           I           By Lloyd I.
Preferred Stock                                                                                                        Miller, III,
                                                                                                                       Trust A-4
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Series B Convertible      Immed.    7/12/05         Common Stock           45,610(1)   1 for 2/3           I           By Milfam II,
Preferred Stock                                                                                                        L.P.

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Series B Convertible      Immed.    7/12/05         Common Stock           1,333(1)    1 for 2/3           I           By Lloyd I.
Preferred Stock                                                                                                        Miller, III,
                                                                                                                       Trust C
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Series B Convertible      Immed.    7/12/05         Common Stock           8,333       1 for 2/3           D
Preferred Stock
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Series B Convertible      Immed.    7/12/05         Common Stock           160(1)      1 for 2/3           I           By Milfam I,
Preferred Stock                                                                                                        L.P.
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Put option                7/12/02   7/12/05         Series B               31,580(1)      $10              I           By Lloyd I.
(right to sell)                                     Convertible                                                        Miller, III,
                                                    Preferred                                                          Trust A-4
                                                    Stock
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Put option                7/12/02   7/12/05         Series B               68,415(1)      $10              I           By Milfam II,
(right to sell)                                     Convertible                                                        L.P.
                                                    Preferred
                                                    Stock
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Put option                7/12/02   7/12/05         Series B               2,000(1)       $10              I           By Lloyd I.
(right to sell)                                     Convertible                                                        Miller, III,
                                                    Preferred                                                          Trust C
                                                    Stock
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Put option                7/12/02   7/12/05         Series B               12,500(1)      $10              D
(right to sell)                                     Convertible
                                                    Preferred
                                                    Stock
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Put option                7/12/02   7/12/05         Series B               240(1)         $10              I            By Milfam I,
(right to sell)                                     Convertible                                                         L.P.
                                                    Preferred
                                                    Stock
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Warrant                    Immed.   7/12/05         Common Stock           60(1)          $15              I           By Milfam I,
(right to buy)                                                                                                         L.P.
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Warrant                    Immed.   7/12/05         Common Stock           223(1)         $15              I           By Milfam II,
(right to buy)                                                                                                         L.P.
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
Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.


   /s/ Lloyd I. Miller,III                                  August 26,2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                  SEC 1473(7-96)